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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25

                                             Commission File Number 0-16288
                                                                   ------------
                          NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:
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[X]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
For the Transition Period Ended:      December 31, 1996
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I.  REGISTRANT INFORMATION

Full name of registrant            HALIS, INC.
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Former name if applicable             N/A
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Address of principal executive office     9040 Roswell Road, Suite 470
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City, State and Zip Code                  Atlanta, Georgia 30350
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                       PART II.  RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                             PART III.  NARRATIVE

   The Company has recently undergone a change in control, is operating with a minimal staff and has only recently hired a Vice President - Finance. Accordingly, the Report was unable to be completed by the filing deadline. In addition, there are pending developments which may be resolved within the time period provided by the extension that would impact the disclosures contained in the Report.


                          PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Robert T. Molinet, Esq.          (404)             264-2643
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              (Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

   As a result of a change in control of the Company which occurred as the result of a reverse acquisition completed in November 1996, the financial statements of the Company for the year ended December 31, 1996 will include the results of operations of the "acquired" companies for the full year and the results of operations of the Company from the date of acquisition. Revenues and net loss for 1996 were $1.9 million and $2.0 million, respectively. Revenues and net loss of the "acquired" companies for 1995 were $3.6 million and $373,000, respectively.


                                                HALIS, INC.
                                --------------------------------------------
                                (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 28, 1997                   By  /s/ Larry Fisher
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